06002766

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549



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# ANNUAL AUDITED REPORT
# FORM X-17A-5
# PART III

| SEC FILE NUMBER |
|---|
| 8- 52713 |

FACING PAGE

**Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder**

REPORT FOR THE PERIOD BEGINNING 01/01/05 (MM/DD/YY) AND ENDING 12/31/05 (MM/DD/YY)

## A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Caris & Company, Inc.

| OFFICIAL USE ONLY |
|---|
| FIRM I.D. NO. |

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

12526 High Bluff Drive, Suite 290
(No. and Street)

San Diego (City) CA (State) 92130 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Sandie Turley 858-704-0319 (Area Code – Telephone Number)

## B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Donald W. Stoker, P.C.
(Name – *if individual, state last, first, middle name*)

5743 E. Thomas Rd. Ste. 1 (Address) Scottsdale (City) AZ (State) 85251 (Zip Code)

**CHECK ONE:**

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.



| FOR OFFICIAL USE ONLY |
|---|
| |

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

# OATH OR AFFIRMATION

I, Sandie Turley, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Caris & Company, Inc., as of December, 20 05, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

~~State of California, County of San Diego~~
Subscribed and sworn to (or affirmed) before me on this 23 day of February 2006 by Sandie Turley, personally known to me or proved to me on the basis of satisfactory evidence to be the person(s) who appeared before me.

Mona D. Stone
Notary Public

Notary Public

Sandie Turley
Signature

Senior Managing Director
Title

MONA D. STONE
COMM. #1523686
NOTARY PUBLIC-CALIFORNIA
SAN DIEGO COUNTY
My Comm. Expires October 31, 2008
BCA1

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☒ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

****For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

CARIS & COMPANY, INC.
FORM X-17A-5
December 31, 2005

DONALD W. STOKER, P.C.
CERTIFIED PUBLIC ACCOUNTANT

CONTENTS

Donald W. Stoker, P.C.
Certified Public Accountant
5743 East Thomas Road, Suite 1
Scottsdale, AZ 85251
Tel (480) 425-7030
Fax (480) 425-7046

**INDEPENDENT AUDITOR'S REPORT**

February 1, 2006

TO THE BOARD OF DIRECTORS
**CARIS & COMPANY, INC.**
San Diego, California

We have audited the accompanying statement of financial condition of **CARIS & COMPANY, INC.** as of December 31, 2005 and the related statements of income, changes in stockholders' equity and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statement referred to above present fairly, in all material respects, the financial position of **CARIS & COMPANY, INC.** as of December 31, 2005 and the results of its operation and cash flows for the period then ended in conformity with generally accounting principles.

Our audit was made for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained on pages 8 and 9 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 of the Securities and Exchange Commission. Such information has been subjected to the procedures applied in the audit of the basic financial statements and, our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Donald W. Stoker, P.C.
Certified Public Accountant

CARIS & COMPANY, INC.
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2005

ASSETS

| | |
|---|---|
| Cash | $ 1,707,028 |
| Deposit with clearing organization | 250,000 |
| Firm Securities | 429,134 |
| Other Receivables | 1,437 |
| Equipment and leasehold improvement-net of accumulated depreciation of $127,148 | 184,189 |
| Prepaid expenses | 45,558 |
| Deposits | 44,887 |
| TOTAL ASSETS | $ 2,662,233 |

LIABILITIES AND STOCKHOLDER'S EQUITY

| | |
|---|---|
| Accounts payable and accrued expenses | $ 246,190 |
| Compensation and benefits payable | 560,363 |
| Clearing Firm payable | 144,297 |
| Capitalized lease payable | 20,719 |
| Subordinated loan payable | 389,287 |
| TOTAL LIABILITIES | 1,360,856 |
| **STOCKHOLDERS EQUITY** | |
| Preferred stock - Series A - $1 noncumulative - $1 par value nonvoting - authorized 2,000 issued and outstanding 1,155 | 1,155 |
| Common Stock - No par value authorized 2,000,000 shares - issued and outstanding 1,053,191 shares | 3,381,250 |
| Additional paid-in capital | 1,153,845 |
| Accumulated deficit | (3,234,873) |
| TOTAL STOCKHOLDERS EQUITY | 1,301,377 |
| TOTAL LIABILITIES AND STOCKHOLDERS EQUITY | $ 2,662,233 |

See Accountant's Report
The accompanying notes are an integral part of the financial statements.

Donald W. Stoker
Certified Public Accountant

CARIS & COMPANY, INC.
STATEMENT OF INCOME
FOR THE YEAR ENDING DECEMBER 31, 2005

| | |
|---|---|
| **REVENUE** | |
| Brokerage Commissions | $ 5,317,107 |
| Securities trading revenue | 503,644 |
| Investment Banking Revenue | 819,258 |
| Interest and Dividends | 239,263 |
| Research revenue | 362,211 |
| Miscellaneous | 94,556 |
| TOTAL REVENUE | 7,336,039 |
| **EXPENSE** | |
| Compensation and related benefits | 6,825,884 |
| Professional fees | 71,096 |
| Brokerage expenses | 297,989 |
| Rent and occupancy costs | 581,506 |
| Office expenses | 83,393 |
| Communication expense | 676,822 |
| Contributions | 5,000 |
| Interest | 57,926 |
| License and permits | 104,392 |
| Media | 34,682 |
| Travel and entertainment | 400,833 |
| Insurance | 62,151 |
| Subscriptions and fees | 31,296 |
| Depreciation expense | 74,145 |
| TOTAL EXPENSE | 9,307,115 |
| NET LOSS BEFORE INCOME TAXES | (1,971,076) |
| PROVISION FOR INCOME TAXES | 807 |
| NET LOSS | $(1,971,883) |

See Accountant's Report
The accompanying notes are an integral part of the financial statements.

Donald W. Stoker
Certified Public Accountant

CARIS & COMPANY, INC.
STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY
FOR THE YEAR ENDED DECEMBER 31, 2005

| | Common Stock | Additional Preferred Stock | Paid In Capital | Accumulated (Deficit) | Total |
|---|---|---|---|---|---|
| Balance: December 31, 2004 | $ 1,445,000 | $ 250 | $ 249,750 | $ (1,262,990) | 432,010 |
| Common Stock Issued | 2,001,250 | | | | 2,001,250 |
| Preferred stock Issued | | 905 | 904,095 | | 905,000 |
| Disproportionate and liquidation Distributions | (65,000) | | | | (65,000) |
| Net income/ (loss) for year ended December 31, 2005 | | | | (1,971,883) | (1,971,882) |
| Balance at December 31, 2005 | $3,381,250 | $ 1,155 | $1,153,845 | $ (3,234,873) | $ 1,301,377 |

See Accountant's Report
The accompanying notes are an integral part of the financial statements.

Donald W. Stoker
Certified Public Accountant

CARIS & COMPANY, INC.
STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2005

| | |
|---|---|
| **CASH FLOWS FROM OPERATING ACTIVITIES** | |
| **NET INCOME/(LOSS)** | $(1,971,883) |
| Adjustments to convert net income to net cash flow from operating activities: | |
| Depreciation and Amortization | 74,145 |
| Net Change in: | |
| Deposit with clearing organization | ( 42,984) |
| Change in accounts Receivable | 59,008 |
| Change in Firm Securities | ( 429,134) |
| Change in prepaid expenses | ( 13,900) |
| Change in security deposits | ( 12,408) |
| Change in compensation and benefits payable | 87,506 |
| Change in clearing firm payable | 144,297 |
| Change in accounts payables and accrued expenses | 66,029 |
| Total Adjustments | ( 141,586) |
| **NET CASH FLOWS FROM OPERATING ACTIVITIES** | $(2,039,324) |
| **CASH FLOWS FROM INVESTING ACTIVITIES** | |
| Net increase in equipment and leasehold improvements | ( 54,257) |
| **NET CASH FLOWS FROM INVESTING ACTIVITIES** | $( 54,257) |
| **CASH FLOWS FROM FINANCING ACTIVITIES** | |
| Net decrease in Lease Payables | ( 19,213) |
| Subordinated Loan | 12,177 |
| Proceeds from issuance of preferred stock and common stock | 2,841,250 |
| **NET CASH FLOWS FROM FINANCING ACTIVITIES** | $ 2,834,214 |
| **NET CHANGE IN CASH** | $ 740,633 |
| **CASH - BEGINNING OF YEAR** | $ 966,395 |
| **CASH - END OF YEAR** | **$ 1,707,028** |

See Accountant's Report
The accompanying notes are an integral part of the financial statements.

Donald W. Stoker
Certified Public Accountant

CARIS & COMPANY, INC.
STATEMENT OF CHANGES IN LIABILITIES SUBORDINATED
TO CLAIM OF CREDITORS
DECEMBER 31, 2005

| | |
|---|---|
| Balance of Subordinated Liability<br>December 31, 2004 | $ 377,110 |
| **Additional Contributions**<br>Loan | 12,176 |
| **Balance of Subordinated Liability**<br>December 31, 2005 | $ 389,287 |

See Accountant's Report
The accompanying notes are an integral part of
the financial statements.

Donald W. Stoker
Certified Public Accountant

**CARIS & COMPANY, INC**
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2005

NOTE 1: ACCOUNTING POLICIES

Caris & Company, Inc. (the Company) offers various securities and broker and dealer services. These statements have been prepared in accordance with standards established for the securities broker and dealer industry.

The Company's transactions with customers consist exclusively of acting as an introducing broker-dealer to a clearing broker-dealer on a fully disclosed basis. The Company transmits all customer funds and securities to the clearing broker-dealer, who, in turn, carries all the accounts of such customers.

Securities transactions and related commission revenue and expense are records on a settlement date basis. Leasehold improvements and office equipment are recorded at cost and depreciated over the estimated useful lives, using straight-line methods. Upon sale or retirement, the cost and related accumulated depreciation are eliminated from these respective accounts and the resulting gain or loss included in current income. Depreciation in the amount of $74,145 is included in current operations.

Repairs and maintenance charges which do not increase the useful lives of the assets are charged to income as incurred.

For purposes of the statement of cash flows, the Company considers all highly liquid securities with a maturity of three months or less to be cash equivalents.

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

NOTE 2: NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. Net capital and the related net capital ratio may fluctuate on a daily basis. The Company had net capital of $1,343,124 which was $1,243,124 in excess of its required net capital of $100,000.

NOTE 3: COMMITMENTS

The Company has operating leases for its office facilities in San Diego, San Francisco, and New York. During the current year, the Company executed a new lease for its facilities in San Francisco and expanded its office space in San Diego. The Company also leased a portion of its office equipment during

## NOTE 3: COMMITMENTS CONT'D

the year ending December 31, 2005. The Company's obligation related to its lease obligation is as follows:

| | |
|---|---|
| 2006 | 640,208 |
| 2007 | 498,232 |
| 2008 | 354,888 |
| 2009 | 105,431 |
| Total obligation | $1,598,759 |

Rent expense for the period ending December 31, 2005 was $545,957.

## NOTE 4: FINANCE LEASES

The Company also leases some of its office equipment. Those leases are finance leases and are required to be capitalized.

The Company's equipment finance leases are presented as follows:

| | |
|---|---|
| Year ending December 31, 2006 | $24,640 |
| Less Amount representing interest | 3,922 |
| Present value of net minimum capital lease | 20,718 |
| Less current portion | 10,218 |
| Obligation under capital leases excluding current portion | $ 10,500 |

## NOTE 5: SUBORDINATED LOAN

On April 2004, the Company borrowed from its majority shareholder the sum of $368,992 which was due and payable on May 31, 2007. The loan bears interest at the rate of 3.3% per annum. The interest accrued on this note is $20,294.

## NOTE 6: CREDIT RISK

Although certain customers with margin accounts are cleared by another broker-dealer on a fully disclosed basis, the Company may be exposed to off-balance sheet risk in the event such customers are unable to fulfill their contractual obligations.

Donald W. Stoker
Certified Public Accountant

NOTE 6: CREDIT RISK CONT'D

In addition, the Company is involved in the speculative trading of securities, including short securities and margin accounts, which carries substantial risks. The Company participates in the trading of short securities position that it does not own. When the Company participates in short selling, it is obligation to purchase such securities at a future date. Short positions theoretically have an unlimited risk of loss. The Company could incur substantial losses if the market value of the short securities positions increases prior to when the Company subsequently close the positions through the purchase of such securities. The Company seeks to limit the potential for losses through ongoing monitoring and the establishment of offsetting positions, however, losses may nevertheless occur.

NOTE 7: INCOME TAX

Since inception the Company has operated as an S corporation as defined by the Internal Revenue Code until December 20, 2004. The Company issued preferred stock which is not allowable under Internal Revenue Code section 1372; therefore, the corporation for the tax purposes is taxed as a regular corporation for the year ending December 31, 2005. The Company experienced an operating loss for the period when it terminated its S corporation election status and for the current period which will be available to carry forward for fifteen years.

NOTE 8: RELATED PARTIES

The Company borrowed $368,992 in a subordinated loan agreement executed by the Company and approved by the NASD from the Company's principal shareholder. The interest accrued on this note is $20,294.

The principal shareholder also received a disproportionate distribution of $15,000 during the current calendar year.

NOTE 9: EQUITY

The Company issued 905 shares at $1 par value, preferred class A stock to one investor on various dates throughout the year ending December 31, 2005.

The Company issued 166,691 additional common no-par shares during the year in consideration of $2,001,250 contributed to capital.

Donald W. Stoker
Certified Public Accountant

NOTE 9: EQUITY CONT'D

The Company also redeemed 5,000 shares in the amount of $50,000 from one of the former employees upon on his termination from the Company.

The Company made a disproportionate distribution to its principal shareholder of $15,000 reducing his contributed capital made to the Company.

During the current fiscal year, the Company adopted an equity stock incentive plan. The plan adopted allows the Company to grant awards to various employees as Incentive Stock Options, Nonstatutory Stock Options, stock bonuses or rights to acquire restricted stock. The Company has granted various options or rights to acquire restricted stock for employees to acquire 287,000 shares for consideration of either compensation or cash option prices of $300,000.

NOTE 10: SUBSEQUENT EVENTS

In January 2006, the Company made a return of capital distribution to the principal shareholder in the amount $1,250,000. The Company had previously issued 101,957 shares for the identical amount of capital contributed to the Company.

CARIS & COMPANY, INC.

SUPPLEMENTAL SCHEDULES

Donald W. Stoker
Certified Public Accountant

CARIS & COMPANY, INC.
COMPUTATION OF NET CAPITAL
DECEMBER 31, 2005

| | | |
|---|---|---|
| Total Ownership equity qualified for net capital | | $1,301,377 |
| Additions: | | |
| Allowable Subordinated loan | | 389,287 |
| Total | | 1,690,664 |
| Deductions: Non-Allowable Assets & Haircuts | | |
| Nonallowable assets | $ 276,070 | |
| Other securities | 64,370 | |
| Undue Concentration | 7,100 | |
| Total Deductions | | (347,540) |
| Net Capital | | $1,343,124 |

COMPUTATION OF NET CAPITAL REQUIREMENT

| | |
|---|---|
| Minimum Net Capital Required (6 2/3% of Aggregate Indebtedness) | $ 64,770 |
| Minimum Dollar Net Capital Requirement | $ 100,000 |
| Net Capital Requirement (greater of above) | $ 100,000 |

COMPUTATION OF AGGREGATE INDEBTEDNESS

| | |
|---|---|
| Total Liabilities | $ 971,569 |
| Sub-total | $ 971,569 |
| Less:Non AI items: | 0 |
| Total Aggregate Indebtedness | $ 971,569 |

Donald W. Stoker
Certified Public Accountant

CARIS & COMPANY, INC.

DECEMBER 31, 2005

COMPUTATION FOR DETERMINATION OF THE RESERVE REQUIREMENTS OF RULE 15C3-3 AND INFORMATION RELATING TO THE POSSESSION OR CONTROL REQUIREMENT OF REQUIREMENTS OF RULE 15C3-3

The company's transactions with customers consist exclusively of acting as an introducing broker-dealer to a clearing broker-dealer on a fully disclosed basis. The Company transmits all customer funds and securities to the clearing broker-dealer who, in turn carries all the accounts of such customers. The Company therefore meet the requirement of paragraph (k)(2)(II) of Rule 15c3-3 and is exempt from the computation of cash reserve requirements for brokers and dealers.

RECONCILIATION OF THE COMPUTATION OF NET CAPITAL WITH THE COMPUTATIONS INCLUDED IN PART IIA OF FORM X17A-5 AS OF THE SAME DATE

| | |
|---|---|
| Net Capital per Amended Focus Report | $1,343,124 |
| Changes resulting from rounding | |
| Net capital per audit report | $ 1,343,124 |

Donald W. Stoker
Certified Public Accountant

**Donald W. Stoker, P.C.**
**Certified Public Accountant**
5743 East Thomas Road, Suite 1
Scottsdale, AZ 85251
Tel (480) 425-7030
Fax (480) 425-7046

February 10, 2006

Board of Directors
Caris & Company, Inc.
San Diego, California

Gentlemen:

In planning and performing our audit of the financial statements of CARIS & COMPANY, INC. for the period ended December 31, 2005, we considered its internal control structure, including procedures for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control structure.

Also, as required by Rule 17a-5(g)(1) of the securities and exchange Commission, we have made a study of the practices and procedures(including test of compliance with such practice and procedures) followed by Caris & Company, Inc. that we considered relevant to the objective stated in Rule 17a-5(g)(1) in making the periodic computation of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11). We did not review the practices and procedures followed by the Company in making the quarterly securities examination, courts, verifications, and comparisons, and the recordation of differences required by rule 17a-13 or in complying with the requirements for prompt payment for securities under section 8 of Regulation T of the Board of Governors on the Federal Reserve System because the Company does not carry security accounts for customers or perform custodial functions relating to customer securities.

The management of the Company is responsible for establishing and maintaining a system of internal accounting control and the practice and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related cost of control procedures and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the Commission's above-mentioned objectives. The objectives of a system and the practice and procedures are to provide management with reasonable but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that, transactions are

executed in accordance with management's authorization and recorded properly to permit the preparation of financial statement in accordance with generally accepted accounting principles. Rule 17a-5(g) list additional objective of the practice and procedures listed in the preceding paragraph.

Because of inherent limitation in any internal accounting control procedures or the practice and procedures referred to above, errors or irregularities may nevertheless occur and not be detected. Also projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the degree of compliance with them may deteriorate.

Our consideration of the internal control structure would not necessarily disclose all matters in the internal control structure that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control structure elements does not reduce to a relatively low level the risk that errors or irregularities in amount that would be material in relation to the financial statement being audited my occur and not be detected with a timely period by employees in the normal course of performing their assigned functions. However, we noted no matter involving the internal control structure, including procedures for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are consider by the commission to adequate its purpose in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding, and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2005 to meet the Commission's objectives.

This report is intended solely for the use of management, the Securities and Exchange Commission, the National Association of Securities Dealers, In. and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 and should not be used for any other purpose.

Donald W. Stoker
Certified Public Accountant
Scottsdale, Arizona